Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, Mississippi 38824
(662) 365-6000

March 12, 2013

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Daniel Leslie, Esq.

Re:	Request for Effectiveness of Post-Effective Amendment No. 4 to Amendment No. 2 to Registration Statement on Form S-1 on Registration Statement on Form S-3 (File No. 333-150979)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Hancock Fabrics, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Daylight Time, on March 12, 2013 or as soon as practicable thereafter.  Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, O’Melveny & Myers LLP, Attention: Eric C. Sibbitt, Esq., facsimile at (415) 984-8701. Mr. Sibbitt’s direct line is (415) 984-8777.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the registration of the securities specified in the above-referenced Registration Statement. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Very truly yours,

HANCOCK FABRICS, INC.

By:	/s/ Larry D. Fair
Larry D. Fair
Vice President, Chief Accounting Officer, Interim Chief Financial Officer